02018893

UNITED STATES
.URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50838

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 AND ENDING 12/31/01

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sage Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
300 Atlantic Street, Suite 302
(No. and Street)

Stamford	CT	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James F. Bronsdon, Jr. 203-602-6530
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

787 Seventh Avenue	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James F. Bronsdon, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SAGE DISTRIBUTORS, INC., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.

Signature

Chief Compliance Officer

Title

Notary Public

INTH NATARAJAN
OTARY PUBLIC
COMMISSION EXPIRES JUNE 30, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Sage Distributors, Inc.

Year ended December 31, 2001
with Report and Supplementary Report of Independent Auditors

Sage Distributors, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors
Sage Distributors, Inc.

We have audited the accompanying statement of financial condition of Sage Distributors, Inc. (the "Company") as of December 31, 2001, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sage Distributors, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 25, 2002

Sage Distributors, Inc.

Statement of Financial Condition

December 31, 2001

Assets	
Cash	$ 22,339
Other assets	28
Total assets	$ 22,367
Liabilities and shareholder's equity	
Liabilities:	
Payable to Parent	$ 952
Shareholder's equity:	
Common stock (1,000 shares authorized, issued and outstanding, $1.00 par value)	1,000
Paid-in capital	19,000
Retained earnings	1,415
Total shareholder's equity	21,415
Total liabilities and shareholder's equity	$ 22,367

See accompanying notes to financial statements.

Sage Distributors, Inc.

Statement of Income

Year ended December 31, 2001

Revenues	
Commissions from affiliate	$ 4,036,546
Investment income	417
Total revenues	4,036,963
Expenses	
Compensation and benefits	2,714,392
Commissions	4,036,546
Other expenses	716,617
Total expenses	7,467,555
Loss from operations	(3,430,592)
Reimbursement of expenses from parent	3,430,977
Income before income taxes	385
Income taxes	–
Net income	$ 385

See accompanying notes to financial statements.

Sage Distributors, Inc.

Statement of Changes in Shareholder's Equity

Year ended December 31, 2001

Common stock (1,000 shares authorized, issued and outstanding, $1.00 par value):	
Balance at beginning and end of year	$ 1,000
Paid-in capital:	
Balance at beginning and end of year	$ 19,000
Retained earnings:	
Balance at beginning of year	$ 1,030
Net income	385
Balance at end of year	1,415
Total shareholder's equity	$ 21,415

See accompanying notes to financial statements.

Sage Distributors, Inc.

Statement of Cash Flows

Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 385
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in payable to Parent	640
Decrease in other assets	7
Net cash provided by operating activities	1,032
Net increase in cash	1,032
Cash at beginning of year	21,307
Cash at end of year	$ 22,339

See accompanying notes to financial statements.

Sage Distributors, Inc.

Notes to Financial Statements

December 31, 2001

1. Organization and Operation

Sage Distributors, Inc. (the "Company") was incorporated on September 4, 1997, as a wholly-owned subsidiary of Sage Insurance Group, Inc. (the "Parent") which is a wholly-owned indirect subsidiary of Sage Group Limited, a South African Company.

The Company is the principal underwriter and broker/dealer for registered life and annuity products issued by an affiliated company, Sage Life Assurance of America, Inc. ("Sage Life"), as well as shares issued by Sage Life Investment Trust (the "Trust"), a registered investment company. The Trust provides investment options under the registered life and annuity products offered by Sage Life. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated entity.

2. Summary of Significant Accounting Policies

Basis of Reporting

The accompanying financial statements have been prepared in accordance accounting principles generally accepted in the United States.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Sage Distributors, Inc.

Notes to Financial Statements (continued)

3. Income Taxes

The Company is included in the consolidated federal income tax return and combined state income tax return of the Parent. The federal and state income tax provisions are computed on a separate return basis and are payable to the Parent.

4. Net Capital Requirements

As a broker/dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The minimum capital requirement for the Company is $5,000, since the Company's intention to engage solely in the purchase, sale and redemption of interests or participations in insurance company separate accounts or mutual funds and not to carry customer accounts. At December 31, 2001, the Company had net capital of $21,415. At December 31, 2001, the Company's ratio of aggregate indebtedness to net capital was .045 to 1.

5. Related Party Transactions

Under an expense sharing agreement with its Parent, the Company is reimbursed for its expenses to the extent such expenses exceed any non-investment income it receives. In addition, the Company utilizes the services of officers and employees of the Parent and is not charged for these services.

Supplemental Information

Sage Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital	
Total shareholder's equity	$21,415
Net capital	$21,415
Aggregate indebtedness	$ 952
Net capital requirement under Rule 15c3-1 ($5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess of net capital over minimum required	$16,415
Ratio of aggregate indebtedness to net capital	.045 to 1

There are no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2000 Part IIA FOCUS filing.

Sage Distributors, Inc.

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Supplementary Report

Ernst & Young

■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors
Sage Distributors, Inc.

In planning and performing our audit of the financial statements of Sage Distributors, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2002